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March 17, 2020

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Superior Industries International, Inc. (the “Company”)
PRRNA 14A preliminary proxy statement filing made on Schedule 14A
Filed on March 5, 2020 by D.C. Capital Advisors, Ltd., et al. (the “Proxy Statement”)
File No. 001-06615

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 6, 2020 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with D.C. Capital Advisors, Ltd. and the other participants in its solicitation (collectively, “D.C. Capital”) and provide the following responses on D.C. Capital’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Amendment Number One to Preliminary Proxy Statement filed on Schedule 14A

Letter to Stockholders

1.	The participants “believe the election of [their] nominee will be a catalyst to change the boardroom dynamics that have hampered SUP’s progress.” Given that it remains possible that the election of the nominee could adversely impact “boardroom dynamics” to the extent any opposition or resistance to the Board’s policies or plans are enunciated, please qualify the cited representation that has been made to account for this possibility and to state exactly how a single director may not only improve boardroom dynamics but also inspire such improvement in the specific context cited. Alternatively, please delete the representation.

D.C. Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly by deleting the representation.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 17, 2020

We Are Concerned that the Board is Not Adequately Aligned with Common Stockholders, p. 14

2.	The participants believe the existing “independent directors lack a meaningful vested financial interest in the common shares of the Company.” The participants also represent that “the Board needs to be refreshed with new, independent and objective perspectives, including the addition of a stockholder representative on the Board that is aligned with the common stockholders.” Please revise to identify the specific misalignment, or remove the implication that the existing Board has misaligned interests. Given the participants’ nominee owns 32,500 shares, please remove the impression that his addition to the Board would add a representative who holds a “meaningful vested financial interest in the common shares…”

D.C. Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

The Nominee, page 16

3.	The disclosure indicates D.C. Capital believes the nominee “would be, an ‘independent director’ within the meaning of (i) applicable New York Stock Exchange listing standards applicable to board composition…” Notwithstanding the participant’s belief, disclosure elsewhere in the proxy statement and related letter to stockholders characterizes the nominee as already being “independent.” Under the NYSE’s listing standards, a director is not deemed to be independent unless the Board first determines, based on subjective criteria, that such director is independent. Accordingly, the participants should revise to remove the implication that a conclusion already has been reached. In addition, the participants should disclose that even if they believe that the Board is likely to determine that the nominee is independent under the NYSE listing standards, ultimately, the determination of such person’s independence rests with the judgment and discretion of the Board.

D.C. Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Solicitation of Proxies, page 22

4.	The current disclosure omits any reference to any of the following additional participants as being involved in the solicitation of proxies from the Company’s stockholders: D.C. Capital Advisors, D.C.R. Partners, Mr. Dethy, and Mr. Benvenuti. Further, Item 4(b)(2) of Schedule 14A requires the disclosure of the class or classes of employees of any participant in the solicitation that will be involved in the solicitation of stockholders. The participants should disclose which class or classes of employees of the participants have been enlisted to conduct the solicitation, including the employees of D.C. Capital Partners, D.C. Capital Advisors, and D.C.R. Partners and the manner and nature of their employment for such purpose. Alternatively, notwithstanding the permissibility of not disclosing negative responses pursuant to Rule 14a-5(a), please confirm that no such persons will be soliciting any proxies.

D.C. Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,
/s/ Elizabeth Gonzalez-Sussman
Elizabeth Gonzalez-Sussman
cc:	Douglas L. Dethy, D.C. Capital Advisors, Ltd.